Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

Investor Presentation May 8, 2017

Disclaimer Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the Agreement and Plan of Merger, by and between Sinclair Broadcast Group, Inc. (“Sinclair”), and Tribune Media Company (“Tribune Media”), Sinclair and Tribune Media intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Sinclair that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF TRIBUNE MEDIA AND SINCLAIR ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form S-4, including the proxy statement/prospectus, and other relevant materials (when they become available) will be mailed to stockholders of Tribune Media. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Sinclair or Tribune Media through the web site maintained by the SEC at http://www.sec.gov. Certain Information Regarding Participants Tribune Media and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Tribune Media security holders may obtain information about Tribune Media’s directors and executive officers is available in Tribune Media’s definitive proxy statement, dated March 24, 2017, for its 2017 annual meeting of shareholders. These documents can be obtained free of charge from the web site indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus that Sinclair will file with the SEC when it becomes available. Forward-Looking Statements This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words "guidance," "believes," "expects," "anticipates,“ "could," or similar expressions. For these statements, Sinclair and Tribune Media claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Sinclair and Tribune Media and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Tribune Media (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Sinclair and Tribune Media undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Tribune Media’s and Sinclair’s filings with the Securities and Exchange Commission. 1

Compelling combination1 Combination of highly complementary footprint delivers nationwide reach $4.3bn+ average 2015/2016 Media Revenue 72% household coverage across 108 markets, including 39 of the top 50 DMAs2 Portfolio of established and emerging networks including: WGNA, Tennis Channel, Comet TV, This TV, Antenna TV, Charge!, TBD, and Stadium (formerly known as ASN) Increased digital presence and properties of Tribune Media and Sinclair reaching 60mm and 50mm uniques, respectively Additional coverage for ATSC 3.0 nationwide advanced services Substantial immediate and medium term synergy opportunity Largest station portfolio of network affiliates in top DMAs offers high value to MVPDs and audience reach Well diversified asset base and station leader for multiple network affiliations Significant and immediate financial value creation Core TV business (stations & WGNA) expected pro forma average 2017/2018 EBITDA of at least $650mm Implied multiple of less than 7.0x EBITDA on the core television and entertainment business Over 40% average 2016/2017 free cash flow per share accretion 1 All information is on a pro forma basis assuming closing of the Tribune Media acquisition (before any related divestitures) a nd all previously announced pending acquisitions 2 Designated Market Area as measured by The Nielsen Company 2

Transaction summary

Definitive Agreement Terms	▪ $6.6bn total transaction value, including assumption of Tribune Media net debt ▪ $43.50 per share in the form of ~80% cash and ~20% stock ▪ $35.00 per share in cash and 0.23 Sinclair Class A shares per Tribune Media share
Ownership / Board of Directors	▪ Sinclair shareholders retain 84% economic ownership ▪ No changes to Sinclair's board, management, or headquarters ▪ Transaction approved by the Board of Directors of both companies
Leverage / Capital Structure and Financing	▪ $5.6bn of committed financing from J.P. Morgan, Royal Bank of Canada, and Deutsche Bank, including $785mm bridge loan ▪ Less than 5.0x leverage on a blended 2016/2017 EBITDA basis at 12/31/17, including synergies
Shareholders Benefit	▪ The total $43.50 per share consideration represents a premium of ~26% premium over Tribune Media's unaffected closing share price on February 28, 2017, the day prior to media speculation regarding a possible transaction and 14% over Tribune Media's 30 day volume weighted average price as of May 5, 2017 ▪ Highly accretive to SBGI shareholders
Approvals & Timing	▪ FCC consent and antitrust clearance ▪ Tribune Media shareholder approval ▪ Anticipated closing in Q4 2017 ▪ Some divestitures may be required

SINCLAIR
3

Largest broadcasting group 72% 39% 38% 37% 35% 32% 23% 19% 18% 15% 11% 11% 10% Pro forma 2 32 30 30 29 26 16 14 8 Source: BIA Kelsey as of 3/31/17 1 Household caps based on MAIN stations 2 On a pro forma basis assuming closing of the Tribune Media acquisition (before any related divestitures) and all previously a nnounced pending acquisitions 3 Peer station count includes MAIN and Satellite stations 4 Assumes closing of all previously announced pending acquisitions 4 191 155 42 76 5046 44 Most owned and operated television stations3 Most U.S. TV Households Reached1

National station footprint Tribune Media Tribune Media markets Sinclair Sinclair markets Common Common markets Note: All information is on a pro forma basis assuming closing of the Tribune Media acquisition (before any related divestitures) a nd all previously announced pending acquisitions 5

Diversification across affiliates Largest ABC, FOX, CW, and groups MyTV affiliate 2nd largest CBS affiliate group 17% 28% 3rd largest NBC affiliate group 11% 26 #1 and #2 ranked stations in top 75 DMAs 11% 17% Well diversified network affiliations mix Source: BIA Kelsey 1 Affiliation mix reflects primary station affiliates only; Prior to any potential divestitures; All information is on a pro forma basis assuming closing of the Tribune Media acquisition (before any related divestitures) and all previously announced pending acquisitions 2 Station count includes MAIN and Satellite stations 6 #1 broadcaster for major network affiliates2 Big 6 affiliation mix1

 Substantial immediate and medium term synergies 7 Overlap market redundancies Station-level expense reductions Syndicated programming efficiencies Expansion of Sinclair’s Audience Network sales organization to Tribune Media will generate higher CPMs on existing sales and increased volume for Tribune Media Increased syndicated programming (~30% of ad revenue) buying and ownership heft Deployment of best-in-class operating workflows and systems will make station level operations more efficient Facility and staff combinations in overlap markets will yield significant cost savings and improved local content Network sales Near/Medium term synergies Cable programming expense reductions Network efficiencies Corporate overhead Immediate contracted step-ups to Sinclair’s rates Identified expense savings in redundant personnel, T&E, outside services, and hubbed services Optimizing content and distribution among emerging network group Rationalizing WGNA programming and marketing spend to higher near term cash flow and return profile Net retransmission revenue Immediate synergies

Track record of accretive M&A 1 2013 : $1.0 billion 2015 : $15 million 2017 2012 2014 2016 : $1.1+ billion : $1.2+ billion : $420+ million Select Stations Select Stations Broadcast Assets Note: Acquisition values are net of dispositions 1 Bonten acquisition is pending 8 Sinclair successfully completed almost $4 billion of acquisitions since 2012 and generated ~$200 million of synergies (over 20% of 2016 EBITDA)

 Largest aggregation of low-band spectrum Largest low-band spectrum holdings on a combined basis Opportunity for nationwide ATSC 3.0 network of advanced services in partnership with other broadcasters Over 86% reach with this transaction and Nexstar spectrum consortium partner Objective to create a ubiquitous wireless virtual MVPD and make ATSC 3.0 a global standard B2C Audiences demand better content and flawless playout on personal IP based devices B2B Increasing numbers of devices and services require wireless data connections Data Enabling existing spectrum and infrastructure ATSC 3.0 Content 9

Attractive portfolio of non-TV assets 31% interest in TV Food Network TV Food Network is fully distributed $1.6 – 1.8 billion Provides consistent and sizable cash distribution High power ratio1 provides room for affiliate revenue growth 32% interest in CareerBuilder Global leader in human capital solutions Ongoing sale process Highly attractive Real Estate properties Portfolio of real estate assets in premier and highly desirable locations Ongoing development and monetization $650 – 700 million 1 Defined as average 24 hour rating divided by affiliate revenue per average sub/month 10

Key investment highlights 11 Meaningful Free Cash Flow generation for debt pay down Immediately Free Cash Flow accretive Scaled digital operations Spectrum portfolio enhances ATSC 3.0 opportunity Significant content vertical integration opportunity Nationwide reach Substantial synergy opportunity Creates largest TV broadcasting company